Exhibit (a)(1)(S)

To: All Eligible Employees:

Subject: Meeting Reminder

Employee meetings regarding the stock option exchange program will be held on [INFORMATION]. The meeting and call-in information is below.

Additionally, if you are unable to attend one of these meetings, we will be providing a link to a recorded video stream of the meeting that you can watch online. The link will be added to the offer website. Please note, you must be on the Polycom network in order to access the video meeting.

[MEETING AND CALL-IN INFORMATION]

Thank you. We hope you can join us.